UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

ENTREPRENEUR UNIVERSE BRIGHT GROUP

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

29385N103

(CUSIP Number)

Charles Law

Law and Law

2483 Old Middlefield Way, Suite 206

Mountain View, CA 94043

650-965-5502

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 14, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29385N103	13D/A	Page 1 of 9 pages

1	Names of Reporting Persons Tethys Fountain Limited
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 1,030,916,276*
	8	Shared Voting Power 0
	9	Sole Dispositive Power 1,030,916,276*
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,030,916,276*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 60.6%*
14	Type of Reporting Person CO

*	The beneficial ownership is calculated based on 1,701,181,423 shares of Common Stock issued and outstanding of the Issuer (“Shares”) as reported in the Form 10-Q filed by the Issuer with the SEC on May 15, 2023. Tethys Fountain Limited, with Glory Honor Holding Co., Ltd as its sole shareholder, directly owns 1,030,916,276 Shares. Mr. Guolin Tao, the Issuer’s chairman, chief executive officer and chief financial officer, is the sole shareholder and beneficial owner of Glory Honor Holding Co., Ltd.

CUSIP No. 29385N103	13D/A	Page 2 of 9 pages

1	Names of Reporting Persons Guolin Tao
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 1,030,916,276*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,030,916,276*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,030,916,276*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 60.6%*
14	Type of Reporting Person IN

*	The beneficial ownership is calculated based on 1,701,181,423 shares of Common Stock issued and outstanding of the Issuer (“Shares”) as reported in the Form 10-Q filed by the Issuer with the SEC on May 15, 2023. Tethys Fountain Limited, with Glory Honor Holding Co., Ltd as its sole shareholder, directly owns 1,030,916,276 Shares. Mr. Guolin Tao, the Issuer’s chairman, chief executive officer and chief financial officer, is the sole shareholder and beneficial owner of Glory Honor Holding Co., Ltd.

CUSIP No. 29385N103	13D/A	Page 3 of 9 pages

1	Names of Reporting Persons Glory Honor Holding Co., Ltd
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 1,030,916,276*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,030,916,276*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,030,916,276*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 60.6%*
14	Type of Reporting Person CO

*	The beneficial ownership is calculated based on 1,701,181,423 shares of Common Stock issued and outstanding of the Issuer (“Shares”) as reported in the Form 10-Q filed by the Issuer with the SEC on May 15, 2023. Tethys Fountain Limited, with Glory Honor Holding Co., Ltd as its sole shareholder, directly owns 1,030,916,276 Shares. Mr. Guolin Tao, the Issuer’s chairman, chief executive officer and chief financial officer, is the sole shareholder and beneficial owner of Glory Honor Holding Co., Ltd.

CUSIP No. 29385N103	13D/A	Page 4 of 9 pages

Explanatory Note

This Statement constitutes Amendment No. 2 (the “Amendment No.2” or “Statement”) to the Schedule 13D filed by Tethys Fountain Limited on September 2, 2021 (the “Original Schedule 13D”) and the Amendment No. 1 to the Original Schedule 13 D filed by Tethys Fountain Limited and Mr. Guolin Tao on September 7, 2021 (the “Amendment No.1”, together with the Original Schedule 13D, the “Schedule 13D”).

The Schedule 13D is hereby amended and restated in its entirety to read as follows:

Item 1.	Security and Issuer.

This Statement relates to the shares of Common Stock, par value $0.0001 per share of Entrepreneur Universe Bright Group, a Nevada corporation (the “Issuer”), whose principal executive office is located at Suite 907, Saigao City Plaza Building 2, No. 170, Weiyang Road, Xi’an, China.

Item 2.	Identity and Background.

This Statement is being filed on behalf of Tethys Fountain Limited (“TFL”), Glory Honor Holding Co., Ltd (“GHH”) and Mr. Guolin Tao (together with TFL and GHH, collectively referred to as “Reporting Persons”).

On June 14, 2023, Mr. Guolin Tao transferred all his shares in TFL to GHH, a British Virgin Island corporation. GHH became the sole shareholder of TFL. Mr. Guolin Tao is the sole shareholder and beneficial owner of GHH.

1. Tethys Fountain Limited

(a) TFL is a company organized under the laws of the British Virgin Island engaged in the business of managing its investments in the securities of the Issuer.

(b) TFL’s principal office is located at Vistra Corporate Services Center, Wickhams Cay II, Road Town, Tortola, VG 1110, British Virgin Island.

(c) Within the last five years, TFL has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(d) During the last five years, TFL has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

2. Glory Honor Holding Co., Ltd

(a) GHH is a company organized under the laws of the British Virgin Island engaged in the business of managing its investments in the securities of the Issuer.

(b) GHH’s principal office is located at Vistra Corporate Services Center, Wickhams Cay II, Road Town, Tortola, VG 1110, British Virgin Island.

(c) Within the last five years, GHH has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP No. 29385N103	13D/A	Page 5 of 9 pages

(d) During the last five years, GHH has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

3. Guolin Tao

(a) Guolin Tao, an individual.

(b) Mr. Tao’s address is 7-1-2, 65 Lanzhou Road, Baiyin City, Gansu, China.

(c) Mr. Tao was appointed as a director and as the Chairman, CEO, CFO and Secretary of the Issuer on May 20, 2019. Mr. Tao is also the sole shareholder and beneficial owner of GHH.

(d) Within the last five years, Mr. Tao has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, Mr. Tao has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Tao is a citizen of the People’s Republic of China.

Item 3.	Source and Amount of Funds or Other Consideration.

On May 15, 2019, TFL acquired 1,030,916,276 Shares from MXD, Inc. The funds for the purchase of the Shares came from the private investment funds managed and owned by Mr. Tao, who exercised investment discretion over the Shares owned by TFL as described in Item 2 above.  No borrowed funds were used to purchase the Shares, other than borrowed funds made by Mr. Tao to TFL.

Mr. Tao is the sole owner of GHH, which is the sole owner of TFL. Mr. Tao has sole voting and dispositive power over the shares held by TFL and is deemed to beneficially own 1,030,916,276 Shares reported hereunder.

Item 4.	Purpose of Transaction.

The Reporting Persons hold the securities described in this Statement for investment purposes and intend to review the investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons, subject to certain provisions of the law, may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons may engage in discussions with management, the board of directors, and stockholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Shares; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the board of directors.

CUSIP No. 29385N103	13D/A	Page 6 of 9 pages

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the following matters, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or

(j) Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a) As of the date hereof, TFL beneficially owns an aggregate of 1,030,916,276 Shares. Mr. Guolin Tao, by virtue of his ownership and control of GHH, the sole shareholder of TFL, is deemed to beneficially own 1,030,916,276 Shares. The beneficial ownership of 1,030,916,276 Shares represents approximately 60.6% of such outstanding class of the Issuer’s securities.

The beneficial ownership is calculated based on 1,701,181,423 common stock outstanding of the Issuer as reported in the Form 10-Q filed by the Issuer with the SEC on May 15, 2023.

(b) The following table sets forth the number of Shares as to which the respective Reporting Person has (i) the sole power to vote or direct the vote, (ii) shared power to vote or to direct the vote, (iii) sole power to dispose or to direct the disposition, or (iv) shared power to dispose or to direct disposition:

Reporting Person	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Tethys Fountain Limited	1,030,916,276	-	1,030,916,276	-
Mr. Guolin Tao	-	1,030,916,276	-	1,030,916,276
Glory Honor Holding Co., Ltd	-	1,030,916,276	-	1,030,916,276

(c) The information contained in Item 3 and Item 4 above is hereby incorporated herein by reference in entirety. Except as set forth herein, the Reporting Persons have not effected any transactions in Shares during the last 60 days.

CUSIP No. 29385N103	13D/A	Page 7 of 9 pages

(d) The Reporting Persons do not know of any other person with the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Amendment No.2.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The content of the foregoing Items is hereby incorporated herein by reference in entirety. Except as otherwise described in this Statement, to the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in the foregoing Items.

Item 7.	Materials to be Filed as Exhibits

Exhibit A – Joint Filing Agreement*

*	Attached herewith

CUSIP No. 29385N103	13D/A	Page 8 of 9 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 15, 2023

Tethys Fountain Limited
a British Virgin Islands Company

By:	/s/ Guolin Tao
Name:	Guolin Tao
Title:	CEO

Glory Honor Holding Co., Ltd
a British Virgin Islands Company

By:	/s/ Guolin Tao
Name:	Guolin Tao
Title:	Director

Guolin Tao
an individual

By:	/s/ Guolin Tao
Name:	Guolin Tao

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 10001).

CUSIP No. 29385N103	13D/A	Page 9 of 9 pages

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby acknowledge and agree that the foregoing statement on Amendment No.2 to Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he, she or it knows or has reason to believe that such information is not accurate. The undersigned each expressly authorize each other to file any and all amendments to such statement on their behalf. The undersigned agree that this joint filing agreement may be signed in counterparts.

Date: June 15, 2023

Tethys Fountain Limited
a British Virgin Islands Company

By:	/s / Guolin Tao
Name:	Guolin Tao
Title:	CEO

Glory Honor Holding Co., Ltd
a British Virgin Islands Company

By:	/s/ Guolin Tao
Name:	Guolin Tao
Title:	Director

Guolin Tao
an individual

By:	/s/ Guolin Tao
Name:	Guolin Tao